AudioCardio

State of Operations

As of December 31, 2021

	2021
Revenues	$80,646
Operating expenses	
General and administrative	40,903
Sales and marketing	41,668
Legal	11,388
Travel	0
Depreciation	1,023
Total operating expenses	**94,981**
Net Operating Loss	**(14,336)**
EIDL Income/Grant income	5,000
Net Loss	**($9,336)**